CYRULI SHANKS & ZIZMOR, LLP

420 Lexington Avenue

Suite 2320

New York, NY 10170

January 26, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

RE:	Ultimax Digital, Inc. (the “Company”)
Amendment No. 6 to Registration Statement on Form S-1 CIK No. 000-1878543

Dear Division of Corporate Finance Staff:

On behalf of Ultimax Digital, Inc. (the “Company”), I am pleased to provide a response to the Staff’s January 25, 2023 oral comments on the above-referenced Registration Statement.

The numbered paragraphs and headings below correspond to Staff’s January 25, 2023 oral comments. Each of the Staff’s comments is set forth in italics, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Amended Draft Registration Statement. All references to page numbers in these responses are to pages of the Amended Registration Statement.

1. Please file a current consent from your independent auditor.

Response:

A currently date consent from the Company’s independent auditor has been included as Exhibit 23.1.

2. Please revise the Executive Compensation Section to include executive compensation for the year 2022.

Response:

The Executive Compensation Section has been revised to add compensation for calendar years 2022.

3. Please revise the Selling Shareholder Table to include for each Selling Shareholder (a) when the shares were acquired, (b) the exemption relied upon for the issuance of the shares and (c) any material relationship between the Selling Shareholder and the Company.

Response:

The requested information has been added to the Selling Shareholder section.

4. Please review the Registration Statement to update for any subsequent events.

Response:

The Registration Statement has been revised to reflect the launch of the StoneHold video game during the fourth quarter of 2022.

If you have any questions, please do not hesitate to contact me at (917) 596-0905.

Sincerely,

/s/ Paul Goodman

Via: EDGAR